July 13, 2007

William Thompson

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:  Comment letter dated June 14, 2007

The Dixie Group, Inc.

Form 10-K for Fiscal Year Ended December 30, 2006

Filed March 9, 2007

File No.0-2585

Dear Mr. Thompson:

The following is our reply to your letter dated June 14, 2007, responding to our letter dated June 5, 2007, regarding our Form 10-K for the Fiscal Year Ended December 30, 2006.  For ease of reference, we have reproduced below your comments in the order in which they were presented in your letter.  Because our reply refers to both remaining comments, we have presented it following your second numbered comment.

Form 10-K for Fiscal Year Ended December 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 32

1.

We considered your response to comment one from our letter dated May 10, 2007.  Given that the classification of income taxes paid is inconsistent with GAAP and that the classification error is quantitatively material to cash flows from operating activities, we believe that you should amend your filing to correct the classification error.  Please do so.  Please disclose the restatement, the nature of the classification error and effect of its correction on each financial statement line item in accordance with paragraph 26 of SFAS 154 and label the appropriate column in the statement as “restated.”

Notes to Consolidated Financial Statements, page 34

Note D, Discontinued Operations, page 39

Mr. William Thompson

United States Securities and Exchange Commission

July 12, 2007

2.

We reviewed your response to comment two from our letter dated May 10, 2007.  Please explain to us in  more detail why you believe the settlement is directly related to the disposal of the textile segment.  In doing so, provide facts and circumstances that clearly demonstrate the cause-and-effect relationship.  Also, given that the additional settlement loss was recognized upon termination of the plan and distribution of plan assets, explain in detail why your decision to terminate the plan is an event directly related to the disposal.  In addition, explain the interrelationship between your decision to terminate the plan and distribute plan assets and the settlement delays attributable to employee rights to elect lump sum settlement options.  Further, describe the events and circumstances that prevented you from terminating the plan and distributing plan assets within one year following the disposal of the textile segment.  Finally, please tell us the amounts of settlement gains and losses recognized in each year from 1998 to present and how you recognized changes in estimates of settlement gains and losses from the measurement date to the date of plan termination.

Reply to Questions 1 and 2

In response to the Commission’s remaining comments, the Company has determined that it should restate its Annual Report on Form 10K for the fiscal year ended December 30, 2006 to correct the following classification errors:

•

The classification of certain pension expenses as costs of discontinued operations

•

The classifications of certain income tax payments as investing activities.

As a result of such reclassifications, the Company will also amend its quarterly report on Form 10Q for the second and third quarters of 2006.

The foregoing amendments will classify pension expenses related to employees of its discontinued textile operations  as costs of continuing, rather than discontinued, operations, and will classify income taxes paid with respect to the sale of a business as cash flows from operating activities.  The restatements, filed today, will more completely present the reclassifications.

If any further information is required, please do not hesitate to contact me.

Sincerely,

The Dixie Group, Inc.

By:   /s/ Gary A. Harmon

Chief Financial Officer